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                                                                  EXHIBIT 21(a)



                                 PRESS RELEASE

FOR IMMEDIATE RELEASE                            CONTACT:  Michael D. Wiley
                                                           Vice President -
                                                           Corporate Relations

                           QUORUM HEALTH GROUP, INC.
                         ADOPTS STOCKHOLDER RIGHTS PLAN

                 Brentwood, Tennessee; April 17, 1997 -- Quorum Health Group, Inc. ("Quorum") announced today that its Board of Directors has adopted a Stockholder Rights Plan in which common stock purchase rights will be distributed as a dividend at the rate of one Right for each share of Common Stock held as of the close of business on April 28, 1997.

                 The Rights Plan is designed to enable all stockholders of Quorum to realize the long term value of their investment in Quorum. Specifically, the Rights are designed to protect against partial tender offers and other abusive tactics that might be used in an attempt to gain control of Quorum without paying all stockholders a fair price for their shares. The Rights Plan will not prevent takeovers, but is designed to deter coercive takeover tactics and to encourage anyone attempting to acquire Quorum to first negotiate with the Board. Quorum is not presently aware of any third-party proposals to acquire the company nor any other merger-related activity.

                 Each Right will entitle stockholders to buy one-third of a share of Common Stock of Quorum at an exercise price of $150.00. The Rights will be exercisable only if a person or group acquires beneficial ownership of 15% or more of Quorum's outstanding Common Stock or commences a tender or exchange offer upon consummation of which a person or group would beneficially own 15% or more of Quorum's outstanding Common Stock.

                 If any person becomes the beneficial owner of 15% or more of Quorum's Common Stock, then each Right not owned by such person or certain related parties will entitle its holder to purchase, at the Right's then-current exercise price, units of Quorum's Common Stock (or, in certain circumstances, cash, property or other securities of Quorum) having a market value equal to twice the then-current exercise price. In addition, if Quorum is involved in a merger or other business combination transaction with another person, or sells 50 per cent or more of its assets or earning power to another person, each Right will entitle its holder to purchase, at the Right's then-current exercise price, shares of common stock of Quorum or the ultimate parent of such other person having a market value equal to twice the then-current exercise price.

                 Quorum will generally be entitled to redeem the Rights at $.01 per right at any time until the 10th business day following



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public announcement that a person or group has acquired 15% or more of
Quorum's Common Stock.

                 Quorum also announced that all stockholders of record will receive a letter that will summarize the plan.

                 Quorum Health Group, Inc. owns and operates acute care hospitals and local and regional healthcare systems nationwide through its affiliates. Quorum health resources, Inc., a subsidiary, is the nation's largest manager of not-for-profit hospitals and also provides consulting services to hospitals throughout the country.